Stone Ridge Trust
405 Lexington Avenue, 55th Floor
New York, New York 10174

VIA EDGAR

January 15, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:              James E. O’Connor, Attorney/Advisor
Division of Investment Management

Re:           Stone Ridge Trust (the “Trust”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A
(File Nos. 333-184477 and 811-22761)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that the staff of the Division of Investment Management accelerate the effective date of Pre-Effective Amendment No. 2 to the Trust’s 1933 Act Registration Statement on Form N-1A, as amended, to January 17, 2013, or as soon thereafter as possible.

In connection with such request the Trust acknowledges that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Furthermore, the Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

STONE RIDGE TRUST

By:  /s/ Jane Korach
Name: Jane Korach

Title: Secretary